CONSENT OF PETER MONTANO

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the "Form 40-F") being filed by B2Gold Corp. (the "Company") with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned's name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1) the Company's press release dated April 5, 2012 which includes references to my name in connection with mineral reserve and resource estimates for the Jabali, La Libertad and Otjikoto projects;
2) the Company's management information circular dated November 19, 2012 which includes references to my name in connection with mineral reserve and resource estimates for the La Libertad and Limon projects; and
3) the Company's annual information forms dated March 28, 2013 and March 30, 2012 which include references to my name in connection with mineral reserve and resource estimates for the La Libertad and Limon projects.

By: Peter Montano

Date: April 19, 2013